

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 13, 2009

Via U.S. mail and facsimile

John P. Freeman
Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, Pennsylvania 16415

> **Re:** **Spectrum Control, Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed February 12, 2009**
> **File No. 000-08796**

Dear Mr. Freeman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel Morris
Special Counsel